UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

ECO-STIM ENERGY SOLUTIONS, INC.

(Name of the Issuer)

Alexander Nickolatos

Interim Chief Executive Officer

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

27888D408

(CUSIP Number of Class of Securities)

ECO-STIM ENERGY SOLUTIONS, INC.

1773 Westborough Drive, Suite 110

Katy, Texas 77449

(281) 531-7200

WITH COPIES TO:

Andrew W. Smetana

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[ ]	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]	b.	The filing of a registration statement under the Securities Act of 1933.

[ ]	c.	A tender offer.

[X]	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [  ]

Check the following box if this is a final amendment reporting the results of the transaction. [  ]

CALCULATION OF FILING FEE

TRANSACTION VALUATION (1)	AMOUNT OF FILING FEE (2)

$16.52	$0.01

(1)	Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, the value of the securities to be acquired consists of the estimated $16.52 of cash to be paid in lieu of the issuance of fractional shares of common stock in the reverse stock split.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the cash to be paid in lieu of fractional shares.

[  ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$

Form or registration no.:

Filing party:

Date filed:

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INTRODUCTION

This Rule 13E-3 Transaction Statement (“Schedule 13E-3”) is being filed by Eco-Stim Energy Solutions, Inc. (the “Company”) in connection with a proposed going private transaction, in which the Company effected a l-for- 4 reverse stock split (the “reverse stock split”) of its common stock, $0.001 par value per share (the “common stock”).

On June 20, 2018, the Company received shareholder approval for the reverse stock split at the Company’s 2018 annual meeting of stockholders. On February 11, 2019, the Company’s Board of Directors (the “Board”) approved the implementation of the reverse stock split. The Company filed with the Secretary of State of Nevada the Certificate of Change, pursuant to which the Company effected the reverse stock split as of February 23, 2019 (the “Effective Time”). The common stock began trading on a post-split basis on February 28, 2019.

The reverse stock split reduced the number of outstanding shares of the Company’s common stock from approximately 75.5 million shares to approximately 18.9 million shares. The CUSIP number for the Company’s common stock was changed to 27888D408. Those shareholders who, immediately following the reverse stock split, held only a fraction of a share of the Company’s common stock were paid, in lieu thereof, an amount, in cash, equal to $0.08 (on a post-split basis) times such fraction of a share and are no longer shareholders of the Company. Completion of the reverse stock split resulted in the Company having less than 300 shareholders of its common stock, enabling it to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

The Company’s transfer agent, Computershare, acts as exchange agent to implement the exchange of stock certificates or book entry shares, and payment for fractional shares. Beginning at the Effective Time, each certificate representing shares of the Company’s common stock before the reverse stock split was automatically deemed for all corporate purposes to evidence ownership of one-fourth (1/4) of the shares evidenced by such certificate immediately prior to the Effective Time, rounded down to the nearest whole share. All shares issuable upon exercise of outstanding stock options, and the exercise price per share, have been proportionately adjusted to reflect the reverse stock split.

Information contained in (i) the Company’s amended definitive proxy statement on Schedule 14A filed on May 31, 2017 (the “Proxy Statement”), (ii) the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed by the Company on March 19, 2018 and amended on May 18, 2018 (the “Form 10-K”), (iii) the Company’s quarterly reports on Form 10-Q filed by the Company on May 15, 2018, August 14, 2018 and November 14, 2018 (the “Form 10-Qs”) and (iv) the Company’s Current Reports on Form 8-K filed with the SEC on February 14, 2018, April 2, 2018, April 3, 2018, June 13, 2018, June 21, 2018, June 26, 2018, July 23, 2018, October 4, 2018, October 23, 2018, November 2, 2018, December 4, 2018, December 26, 2018, January 29, 2019, February 27, 2019 and March 22, 2019 (excluding any information furnished and not filed pursuant to Items 2.02 and 7.01 and corresponding information furnished under Item 9.01 or included as an exhibit) is incorporated into this Schedule 13E-3 by reference. Capitalized terms used but not defined herein will have the meanings given to them in the Company’s disclosure statement attached to this Schedule and made a part hereof (the “Disclosure Statement”).

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

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ITEM 1	SUMMARY TERM SHEET.

The definitions of the capitalized terms in this Agreement are contained in Part 15 below.

The information set forth in the Disclosure Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2	SUBJECT COMPANY INFORMATION.

(a) Name and Address.

Eco-Stim Energy Solutions, Inc.

1773 Westborough Drive, Suite 110

Katy, Texas 77449

(281) 531-7200

(b) Securities. As of March 1, 2019, the Company had 18,869,514 shares of common stock issued and outstanding.

(c) Trading Market and Price. The information contained in the Disclosure Statement under the caption “Summary Financial Information -- Market Prices and Dividend Information” is incorporated herein by reference.

(d) Dividends. The information contained in the Disclosure Statement under the caption “Summary Financial Information -- Market Prices and Dividend Information” is hereby incorporated by reference.

(e) Prior Public Offerings: None.

(f) Prior Stock Purchases: None.

ITEM 3	IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a) Name and Address. Eco-Stim Energy Solutions, Inc. is the filing person of this Schedule 13E-3. The Company’s business address is 1773 Westborough Drive, Suite 110, Katy, Texas 77449 and the Company’s telephone number is (281) 531-7200. The name of each director and executive officer of the Company is listed below. The address of each of the directors and executive officers is 1773 Westborough Drive, Suite 110, Katy, Texas 77449.

Directors:

Brian R. Stewart

John Hageman

Christopher Krummel

Alexander Nickolatos

Officers:

Alexander Nickolatos – Interim Chief Executive Officer; Chief Financial Officer

Carlos A. Fernandez - Executive Vice President-Corporate Business Development and General Manager-Latin America

Barry B. Ekstrand – Chief Operating Officer

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons.

(1) and (2) The name and business background of each director and executive officer of the Company is incorporated herein by reference to the section of the Proxy Statement captioned “Directors and Executive Officers” and Item 5.02 of the Company’s Current Report on Form 8-K filed on December 27, 2018. The address of each of the directors and executive officers is 1773 Westborough Drive, Suite 110, Katy, Texas 77449.

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3) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

4) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

5) Alexander Nickolatos, Barry B. Ekstrand, Brian R. Stewart, John Hageman and Christopher Krummel are citizens of the United States of America. Carlos A. Fernandez is a citizen of Argentina.

ITEM 4	TERMS OF THE TRANSACTION.

(a) and (c) – (e) Material Terms; Different Terms; Appraisal Rights; Provisions for Unaffiliated Security Holders; and Eligibility for Listing or Trading. The information set forth in the Disclosure Statement under the captions “Summary Term Sheet” and “Special Factors” is incorporated herein by reference.

(f) Eligibility for Listing or Trading: Not Applicable.

ITEM 5	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) - (c) Transactions; Significant Corporate Events; Negotiations or Contacts. The information set forth in the 10-K Report under Part III Item 13 “Certain Relationships and Related Transactions, Director Independence” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. None.

ITEM 6	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) and (c) (1) - (c)(8) Use of Securities Acquired and Plans. The information set forth in the Disclosure Statement under the captions “Special Factors -- Going Private Transaction; Effects”; “Special Factors -- Purposes of the Transaction”; and “Special Factors -- Certain Effects of the Transaction” is incorporated herein by reference.

ITEM 7	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) - (d) Purposes; Alternatives; Reasons; and Effects. The information set forth in the Disclosure Statement under the captions “Summary Term Sheet - Background”; “Summary Term Sheet - Purposes for the Transaction”; “Summary Term Sheet -- Certain Effects of the Transaction”; “Summary Term Sheet -- Federal Tax Consequences”; “Special Factors -- Background”; “Special Factors -- Going Private Transaction; Effects”; “Special Factors -- Purposes of the Transaction”; and “Special Factors -- Certain Effects of the Transaction” is incorporated herein by reference.

ITEM 8	FAIRNESS OF THE TRANSACTION.

(a) - (e) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors. The information set forth in the Disclosure Statement under the captions “Summary Term Sheet -- Fairness of the Transaction”; “Summary Term Sheet - - Shareholder Approval”; “Special Factors -- Fairness of the Transaction”; “Special Factors – Federal Tax Consequences” and “Special Factors – Conduct of Business Following Transaction” is incorporated herein by reference.

(f) Other Offers. Not Applicable.

ITEM 9	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a) - (c) Reports; Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Disclosure Statement under the captions “Summary Term Sheet -- Fairness of the Transaction”; “Special Factors -- Fairness of the Transaction” is incorporated herein by reference.

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ITEM 10	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) - (f) Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Disclosure Statement under the caption “Special Factors - Fees and Expenses” is incorporated herein by reference.

ITEM 11	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. As of March 1, 2019, we had 18,869,514 shares of common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of our common stock as of March 1, 2019 by our directors and executive officers. Beneficial ownership is determined in accordance with SEC rules. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our Common Stock owned by them, except to the extent that power may be shared with a spouse.

	Common Stock
Name and Address of Beneficial Owner(1)(2)	Number of Shares	Percentage of Class
Directors and Executive Officers:
Brian R. Stewart	8,446	*
Chairman
Carlos Fernandez	269,327	1.4%
Executive Vice President-Corporate Business Development and General Manager- Latin America
Alexander Nickolatos	224,712	1.2%
Interim Chief Executive Officer and Financial Officer
Christopher A. Krummel	26,089	*
Director
John Hageman	—	—
Director
Barry B. Ekstrand	70,312	*
Chief Operating Officer
All executive officers and directors as a group (6 persons)	598,886	3.2%

* indicates less than 1%.

(1)	Unless otherwise specified the address of each stockholder is in care of 1773 Westborough Drive, Suite 110, Katy, Texas 77449.
(2)	Totals include shares of common stock subject to outstanding options that have vested or will vest within 60 days of March 1, 2019 and shares of phantom stock scheduled to vest within 60 days of March 1, 2019. The Company expects none of the options to be exercised. See “Special Factors -- Certain Effects of the Transaction – Employee and Director Stock Options” for more information.

(b) Securities Transactions: The information set forth above under “Introduction” is incorporated herein by reference.

ITEM 12	THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private transaction: Not Applicable

(e) Recommendation of Others: Not Applicable.

ITEM 13	FINANCIAL INFORMATION.

(a) Financial information. The Company’s audited financial statements and unaudited interim financial statements required by Item 1010(a) of Regulation M-A are incorporated by reference into the Disclosure Statement from the Company’s Form 10-K for the fiscal year ended December 31, 2017 and from the Company’s Form 10-Q for the quarter ended September 30, 2018. The information set forth under the caption “Summary Financial Data” in the Disclosure Statement is incorporated herein by reference.

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(b) Pro forma information. The information set forth in the Disclosure Statement under the caption “Summary Financial Information -- Summary Pro Forma Financial Information” is incorporated herein by reference.

Information incorporated herein by reference to the Form 10-K and Form 10-Qs has been filed by the Company with the SEC as previously stated. You may obtain copies of these reports, statements or other information that the Company files from the Public Reference Section of the SEC at 100 F Street N.E., Washington D.C. 20549 at prescribed rates. Copies of such materials may also be accessed through the SEC’s Internet site at www.sec.gov.

ITEM 14	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) - (b) Solicitations or Recommendations; Employees or Corporate Asset: Not applicable.

ITEM 15	ADDITIONAL INFORMATION.

(b) Information required by Item 402(t)(2) and (3). None.

(c) Other material information. The information set forth in the Disclosure Statement and each Appendix thereto is incorporated herein by reference.

ITEM 16	ITEM 16. EXHIBITS.

(a) The Disclosure Statement

This Schedule 13E-3 incorporates by reference the documents listed below that were filed with the SEC under Section 15(d) of the Exchange Act.

SEC Filings (File No. 001-36909)	Period

Annual Report on Form 10-K	Year ended December 31, 2017

Quarterly Report on Form 10-Q	Quarter ended March 31, 2018

Quarterly Report on Form 10-Q	Quarter ended June 30, 2018

Quarterly Report on Form 10-Q	Quarter ended September 30, 2018

Schedule 14A	Year ended December 31, 2017

Current Reports on Form 8-K	Filed with the SEC on February 14, 2018, April 2, 2018, April 3, 2018, June 13, 2018, June 21, 2018, June 26, 2018, July 23, 2018, October 4, 2018, October 23, 2018, November 2, 2018, December 4, 2018, December 26, 2018, January 29, 2019, February 27, 2019 and March 22, 2019 (excluding any information furnished and not filed pursuant to Items 2.02 and 7.01 and corresponding information furnished under Item 9.01 or included as an exhibit)

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(f) Not applicable.

(g) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Alexander Nickolatos
Title:	Interim Chief Executive Officer
Name:	Alexander Nickolatos
Date:	March 25, 2019.

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ECO-STIM ENERGY SOLUTIONS, INC.

February 28, 2019

Dear ESES Stockholder:

As previously reported in the Form 8-K filed with the Securities Exchange Commission on February 11, 2019, Eco-Stim Energy Solutions, Inc. (“Eco-Stim”) effected a 1-for-4 reverse stock split of the outstanding shares Eco-Stim’s common stock (the “Common Stock”), together with a proportionate reduction in the number of authorized shares of Common Stock from 200,000,000 shares to 50,000,000 shares (the “Reverse Stock Split”). The 1-for-4 reverse stock split was approved by Eco-Stim stockholders at the 2018 Annual Meeting of Stockholders held on June 20, 2018 and took effect with the Financial Industry Regulatory Authority at the opening of trading on February 28, 2019 (the “Effective Date”).

As a result of the Reverse Stock Split, the CUSIP number of the Common Stock has changed. The CUSIP number of the Common Stock prior to the Reverse Stock Split was 27888D101. Upon the Effective Date, the new CUSIP number of the Common Stock is 27888D408.

The Company has engaged Computershare Trust Company, N.A. (“Computershare”) to act as exchange agent for the Reverse Stock Split. This mailing includes a Letter of Transmittal from Computershare, which explains any actions you need to take in connection with the Reverse Stock Split if you were issued stock certificates.

If you hold your shares of Common Stock in paper certificate form, you will need to return your paper stock certificates representing the pre-split shares of Common Stock. The Letter of Transmittal explains the necessary steps to take if you have lost your paper stock certificate. If you hold paper stock certificates and would like your shares of Common Stock to be held in your brokerage account, you may deliver your existing stock certificates to your broker, who will then complete the exchange for you and credit your new shares of Common Stock to your brokerage account. Alternatively, you can transfer your shares to your broker after the exchange (see below).

If you hold your shares of Common Stock in electronic or book-entry form, you do not need to complete a Letter of Transmittal since your shares will automatically convert from the pre-split shares of Common Stock into post reverse split shares of Common Stock with the new CUSIP number.

All stockholders will receive their post reverse split shares in electronic or book-entry form, unless a special request is made for a certificate. This allows investors to participate in a Direct Registration System in which you can transfer electronically the DRS book-entry position to your bank or broker/dealer. So, whether or not you held certificated shares prior to the split, Computershare will send a book-entry statement reflecting your post-split holdings based on the Reverse Stock Split.

In addition, Computershare will send you a cash payment in lieu of any fractional share of Common Stock that you would otherwise receive in this exchange if you are so entitled.

If you have any questions about how to complete this exchange, please call Computershare at the phone number listed on the enclosed Letter of Transmittal. If you have any questions for the Company regarding this corporate action or otherwise, please contact us at (281) 531-7200.

Sincerely,

Alexander Nickolatos

Interim President & CEO

Eco-Stim Energy Solutions, Inc.